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November 23, 2022

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/ Mesdames:

Re: GreenPower Motor Company Inc. (the "Company")

As required under subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have read the Company's Change of Auditor Notice dated November 23, 2022 ("the Notice").

We confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours very truly,

Chartered Professional Accountants

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